UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
WASHINGTON, D.C. 20549	Expires: October 31, 2018
Estimated average burden
FORM 12b-25	hours per response 2.50

NOTIFICATION OF LATE FILING	SEC FILE NUMBER

CUSIP NUMBER

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: 12/31/2015

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:_________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I – REGISTRANT INFORMATION

Samson Oil & Gas Limited
Full Name of Registrant

N/A
Former Name if Applicable

Level 16, AMP Building, 140 St Georges Terrace
Address of Principal Executive Office (Street and Number)

Perth, Western Australia 6000
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Samson Oil & Gas Limited (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended December 31, 2015 (the “Form 10-Q”) by the prescribed due date as a result of unexpected delays in the completion of its financial statements and related portions of its Form 10-Q due to the continued evaluation of the Company’s oil and gas reserves in light of depressed commodity prices and current market conditions. In addition, management has been expending considerable time and effort on seeking to obtain financing for the acquisition of certain non-bakken interests, as announced in a Form 8-K filed on January 7, 2016.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Robyn Lamont	303	524-3360
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s results from operations are expected to differ significantly from those from the corresponding period in the last fiscal year due to an anticipated impairment charge relating to the Company’s oil and gas assets, which is expected to be between $9.5 and $10.5 million. The impairment is a result of the continued decline in the global oil price and its impact on the value of the Company’s oil and gas reserves.

Samson Oil & Gas Limited
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	February 16, 2016	By:	/s/ Robyn Lamont